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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ____________________________
                                  Schedule TO
                               (Amendment No. 1)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                         ____________________________
                          The DeWolfe Companies, Inc.
                      (Name of Subject Company (Issuer))
                         ____________________________
                        Timber Acquisition Corporation
                               NRT Incorporated
                              Cendant Corporation
                      (Name of Filing Persons (Offerors))
                         ____________________________
                    Common Stock, par value $0.01 per share
                       (Titles of Classes of Securities)
                         ____________________________
                                   252115100
                     (CUSIP Number of Class of Securities)
                         ____________________________
                              Eric J. Bock, Esq.
             Executive Vice President, Law and Corporate Secretary
                              Cendant Corporation
                              9 West 57th Street
                           New York, New York 10019
                                (212) 413-1800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Persons)
                         ____________________________
                                  Copies To:

              Thomas W. Greenberg, Esq.                              Kenneth D. Hoffert, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP             Senior Vice President and General Counsel
                  Four Times Square                                      NRT Incorporated
               New York, New York 10036                                 339 Jefferson Road
                    (212) 735-3000                                 Parsippany, New Jersey 07054
                                                                          (973) 240-5000

                           CALCULATION OF FILING FEE
==================================      =============================
  Transaction Valuation*                    Amount of Filing Fee**
----------------------------------      -----------------------------
        $149,497,774                               $13,754
==================================      =============================

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 5,730,225 shares of common stock of The DeWolfe Companies, Inc. (based on the number of shares outstanding as of July 31, 2002) at the tender offer price of $19.00 per share of common stock. The transaction value also includes the offer price of $19.00 less $6.068, which is the weighted average exercise price of outstanding options, multiplied by 3,141,316, the estimated number of options outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:     $13,754         Filing Parties:  Timber Acquisition Corporation, NRT
                                                                Incorporated and Cendant Corporation
   Form or Registration No.:  Schedule TO      Date Filed:      August 14, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Amendment No. 1 ("Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on August 14, 2002 by Timber Acquisition Corporation, a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NRT Incorporated, a Delaware Corporation ("Parent"), and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), relating to the third-party tender offer by Purchaser to purchase all the outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of The DeWolfe Companies, Inc., a Massachusetts corporation (the "Company"), at a purchase price of $19.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 12. Exhibits

         Item 12 is hereby amended and supplemented to add the following exhibit: (a)(1)(M): "Special Instructions for Holders of Uncertificated Shares of Common Stock Under The DeWolfe Companies, Inc. Stock Purchase Plan."


                                  SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2002


                              TIMBER ACQUISITION CORPORATION


                              By: /s/ Thomas J. Freeman
                                  ______________________________________
                              Name:  Thomas J. Freeman
                              Title: Senior Vice President


                              NRT INCORPORATED


                              By: /s/ Thomas J. Freeman
                                  _______________________________________
                              Name:  Thomas J. Freeman
                              Title: Senior Vice President


                              CENDANT CORPORATION


                              By: /s/ Eric J. Bock
                                  _______________________________________
                              Name:   Eric J. Bock
                              Title:  Executive Vice President, Law and
                                      Corporate Secretary



                                                            Exhibit (a)(1)(M)



                      SPECIAL INSTRUCTIONS FOR HOLDERS OF
                  UNCERTIFICATED SHARES OF COMMON STOCK UNDER
                THE DEWOLFE COMPANIES, INC. STOCK PURCHASE PLAN

If you hold shares of common stock of The DeWolfe Companies, Inc. in uncertificated (i.e., book entry) form, through The DeWolfe Companies, Inc. Stock Purchase Plan, you need to fill in the total number of shares that you hold in such form under the caption "Total Number of Shares held in DRS" on the cover page of the Letter of Transmittal, and clearly indicate the amount of uncertificated shares you wish to tender under the caption "Number of Shares Tendered".

IF YOUR ACCOUNT HOLDS UNCERTIFICATED SHARES AND THE BOX IS LEFT BLANK, IT WILL BE DEEMED A TENDER OF ALL YOUR UNCERTIFICATED SHARES.